FS SERIES TRUST

201 Rouse Boulevard

Philadelphia, PA 19112

April 26, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Sumeera Younis, Esq.

Re:	FS Series Trust (the “Registrant”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A File Nos. 333-214851 and 811-23216

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, the Registrant respectfully requests that the effective date of Pre-Effective Amendment No. 3 to the above-referenced registration statement on Form N-1A (the “Registration Statement”) be accelerated so that it will become effective as soon as possible following your receipt of this letter.

Please call Robert M. Schmidt of Ropes & Gray LLP at (617) 951-7831 as soon as the Registration Statement has been declared effective.

Very truly yours,
FS SERIES TRUST /s/ Michael C. Forman
Name: Michael C. Forman
Title: President

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado, 80203

April 26, 2017

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention:	Sumeera Younis, Esq.

Re:	FS Series Trust (the “Registrant”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-1A File Nos. 333-214851 and 811-23216

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we hereby join the Fund in respectfully requesting that the effective date for Pre-Effective Amendment No. 3 to the above-captioned registration statement on Form N-1A be accelerated so that it will become effective as soon as possible following your receipt of this letter.

Very truly yours,
ALPS Distributors, Inc. /s/ Steven B. Price
Name:	Steven B. Price
Title:	SVP, Director of Distribution Services